[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]










                                  June 29, 2007



Mr. Karl Hiller
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010
United States of America


               Re: BHP Billiton Limited and BHP Billiton Plc


Dear Mr. Hiller:

          In your letter dated June 15, 2007 to BHP Billiton Limited and BHP Billiton Plc (the "Companies") containing additional comments regarding their Form 20-F for the fiscal year ended June 30, 2006 and their response letters dated April 27, 2007 and May 9, 2007, you indicated that the Companies should respond to your comments by June 29, 2007. This will confirm our arrangement providing for a one week extension until July 6, 2007 of the time for the Companies to respond to your additional comments.

          Please direct any questions with respect to the foregoing to the undersigned at 011-612-9253-6055 or 1-212-735-2160.


                                      Very truly yours,


                                      /s/  Christopher J. Kell
                                      ----------------------------------------
                                      Christopher J. Kell